UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MVC CAPITAL, INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

553829102
(CUSIP Number)

Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue, 2nd Floor
Purchase, New York 10577
914-701-0310

With a Copy to:

George Silfen
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9522
(212)-715-8422 (fax)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

CUSIP No. 553829102
1	NAMES OF REPORTING PERSONS
Michael T. Tokarz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Amendment No. 1 to Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of MVC Capital, Inc. (the “Issuer”) by Mr. Michael Tokarz and amends and supplements the statements on the Schedule 13D filed with the SEC on February 22, 2019 (as amended by this amendment, “Schedule 13D”).  The Issuer’s principal executive offices are located at 287 Bowman Avenue, 2nd Floor, Purchase, NY 10577.

Disclosure items set forth in the Schedule 13D shall remain in effect except to the extent expressly amended hereby and (as modified herein) are incorporated into such initial Schedule 13D filing. Capitalized terms used in this Amendment and not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented by the addition of the following:

On December 23, 2020, Barings BDC, Inc. (“Barings BDC”), completed its acquisition of the Issuer, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 10, 2020, by and among Barings BDC, the Issuer, Mustang Acquisition Sub, Inc., a direct wholly owned subsidiary of Barings BDC, and Barings LLC, the external investment adviser to Barings BDC (the “Merger”).  In accordance with the terms of the Merger Agreement, on December 23, 2020, each share of Common Stock issued and outstanding immediately prior to the Merger was converted into the right to receive: (i) $0.39492 per share in cash, without interest from Barings; and (ii) 0.9790836 of a validly issued, fully paid and non-assessable share of Barings BDC, as further described in the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2020.

Accordingly, on December 23, 2020, the Mr. Tokarz ceased to be the beneficial owner of any Common Stock of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b), 5(c) and 5(e) are hereby supplemented by the addition of the following:

(a) − (b) As a result of the Merger, Mr. Tokarz no longer beneficially owns any Common Stock.

(c) Mr. Tokarz has not effected any transaction in the Common Stock during the past 60 days, except as described in Item 4 of this Amendment.

(e) On December 23, 2020, upon completion of the Merger, Mr. Tokarz ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: December 23, 2020	MICHAEL T. TOKARZ

/s/ Michael T. Tokarz